FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 6021805
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1.

Coffee Giant, Segafredo, Perks Up with Mobile Direct Store Delivery App from Magic Software and Danem

PRESS RELEASE

Coffee Giant, Segafredo, Perks Up with Mobile Direct Store Delivery App from Magic Software and Danem

App is first result of Magic and Danem partnership to provide enterprise mobility apps based on Magic’s Enterprise Mobility Solution

Or Yehuda, Israel, January 13, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of software platforms for enterprise mobility, cloud applications, and business integration, announced today that Segafredo Zanetti France, a major subsidiary of coffee giant, Massimo Zanetti Beverage Group, has deployed a mobile direct store delivery app powered by Magic’s Enterprise Mobility Solution.

Developed together with Magic partner, Danem, a French pioneer in mobile IT, the app digitally transform’s Segafredo Zanetti France’s retail sales and distribution processes. Equipped with Samsung tablets, the company’s commercial drivers and field sales team can now take and complete orders from restaurants on the spot. Real-time integration with SAP BusinessOne via the Magic xpi Integration Platform’s pre-built adapter keeps the company’s ERP system updated according to real-time delivery, inventory, and invoicing transactions. The app also provides offline capabilities, enabling usage even if internet coverage fails or is unavailable. Segafredo Zanetti France benefits from increased sales from the ability to accept impulse purchases, up-to-date inventory and sales data, greater operational efficiency and improved customer service.

“We are very satisfied with the app. The agile collaboration and efficiency of the entire team, including both Danem and Magic, enabled the project to be delivered on time and within budget, a rare occurrence for this type of project,” stated Mr. Jean-Francis Caharel, Project Director, Segafedo Zanet France.

“In order to accomplish true digital transformation, mobile business apps need to be fully integrated to enterprise information systems. Working with Magic makes it easy for us to expand the value we can provide to customers by enabling quick and reliable integration to customers’ critical back-end applications, including CRM, ERP, HRMS, SCM systems through a range of prebuilt connectors to the most popular IT system and web services,” said Michel Sasportas, Managing Director at Danem.

We are happy to have Danem join Magic as a partner in the growing enterprise mobility space. Danem’s rich experience has made them a master of the mobile user experience. This is one of the critical factors in the success of any mobile app,” stated Eric Choppe, Managing Director at Magic Software France. “We look forward to many future projects utilizing Magic’s rapid application and integration platforms.”

About Magic Software Enterprises

Magic Software Enterprises (NASDAQ: MGIC) empowers customers and partners around the globe with smarter technology that provides a multichannel user experience of enterprise logic and data.

For more information visit: www.magicsoftware.com.

About Segafredo Zanetti France

Segafredo Zanetti France is one of the major subsidiaries of the Massimo Zanetti Beverage Group, a leading espresso producer, with a presence in over 100 countries. Segafredo Zanetti France employs 260 people and roasts 16,000 tons of coffee per year at its Rouen site, and is present in all supermarket and CHR distribution channels through its Segafredo and San Marco brands. Segafredo Zanetti France is also developing a network of espresso coffee shops dedicated to espresso and the art of Italian living.

http://www.segafredo.fr

About Danem

Founded in 1996, Danem is one of the French pioneers of mobile IT. The company designs and markets mobile solutions for mobile workers in order to optimize the relationship between customers, the field, and headquarters. Today, more than 10,000 people daily use these complete hardware and software solutions, which are customized to their businesses. Danem supports more than 300 companies in a variety of industries: food processing, construction, maintenance, health care, textiles, and décor.

For more information, visit www.danem.com

Press Contact:

Stephanie Myara | PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

Magic has made every effort to ensure that the information contained in this press release is accurate; however, there are no representations or warranties regarding this information, including warranties of merchantability or fitness for a particular purpose. Magic assumes no responsibility for errors or omissions that may occur in this press release.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 13, 2016	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.	10. Coffee Giant, Segafredo, Perks Up with Mobile Direct Store Delivery App from Magic Software and Danem

Exhibit 10.1